Arrived Homes, LLC

500 Yale Avenue North

Seattle, WA 98109

May 11, 2022

Division of Corporation

Finance Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Catherine DeLorenzo

Re:	Arrived Homes, LLC
Amendment Withdrawal (1-A-W) Post Qualification Amendment No. 20 on Form 1-A
Filed May 5, 2022
File No. 024-11325

To Whom It May Concern,

Pursuant to Rule 259 of Regulation A promulgated pursuant to the Securities Act of 1933, as amended, Arrived Homes, LLC (the “Company”) respectfully requests the withdrawal of its Post-Qualification Amendment No. 20 on Form 1-A POS (File No. 024-11325), together with all exhibits thereto (collectively, the “Amendment”), filed with the Securities and Exchange Commission (the “Commission”) on May 5, 2022. The Offering Statement relates to the public offering of certain classes of the Company’s series interests (the “Series Interests”).

The Company is requesting the Commission’s consent to the withdrawal of the Amendment, as it was filed in reference to a number of securities that the Company now plans to submit for qualification under one or more subsequent amendments to the Offering Statement.  The Company hereby represents to the Commission that no securities have been sold under the Amendment.

This withdrawal request does not apply to any other Post-Qualification Amendment of the Company.
Please do not hesitate to contact by a telephone call to John Rostom, the Company’s General Counsel and Vice President of Legal at (814) 277-4833 ext. 701, if you have any questions regarding withdrawal of the Offering Statement. We also respectfully request that a copy of the order consenting to the withdrawal of the Amendment be sent to the Company via email at ryan@arrivedhomes.com with a copy to john@arrivedhomes.com.

Sincerely,

ARRIVED HOMES, LLC

By:	/s/ Ryan Frazier
Ryan Frazier
Chief Executive Officer

cc:	John Rostom General Counsel and VP of Legal